FORM 6-K


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                    For the month of July 2002


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
             (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X    Form 40-F
                                -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes        No   X
                                -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

               Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") on July 8, 2002.

ADDITIONAL INFORMATION

               BP Amoco Plc files annual reports on Form 20-F
(File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities
Exchange Act of 1934, as amended.

[LOGO]



Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT)
--------------------------------------------------------
(OSE: NAT) announces good results and dividend payment despite
--------------------------------------------------------------
low tanker markets
------------------

As of 06/30/02 (per 2nd quarter 2002) NAT had an operating profit of $3.6 m as against $7.9 m during the same period last year. The net profit per June 30, 2002 was $2.8 m as against $7.2 m in the same period last year. The decrease in the earnings in the first half of 2002 compared to the same period in year 2001 is a result of spot tanker rates having been high during the first half of year 2001.

The result for the 2nd quarter 2002, enables the company to pay a 3rd quarter 2002 dividend of $0.33 per share. Including the dividend for the 3rd quarter of 2002, the total dividend paid so far in 2002 is $1.03 per share. The total dividend paid in 2001 was $3.87 per share. In year 2000 the company paid a total dividend of $2.56 per share as against $1.35 per share in 1999. The 3rd quarter 2002 dividend of $0.33 will be paid on or about August 15th to shareholders of record as of July 26th 2002. The next dividend payment from NAT will be declared in October 2002.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for Suezmax tankers in the second quarter of 2002 (not the NAT vessels) was below the agreed minimum rate with the charterer BP Shipping. The spot market rate in the second quarter was at the same level as the first quarter of 2002. The 2nd quarter 2002 time charter (T/C) equivalent for the NAT vessel was the agreed minimum rate of $22,000 which was the same as in the first quarter of 2002.

The contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and run for minimum 7 years and maximum 14 years if all options are declared.

The quarterly T/C equivalent for the NAT vessels has since 1999 been as follows:

Period               1999        2000        2001         2002
-----------------------------------------------------------------
1st Quarter         22,000      26,079      51,607       22,000
2nd Quarter         22,000      33,701      35,088       22,000
3rd Quarter         22,000      48,153      28,668
4th Quarter         22,000      59,059      22,617

NAT has 9.706.606 shares in issue.


The results for the first quarter of 2002 compared to the same quarter last year, the last quarter of 2001 and the full year of 2001, are as follows:


  INCOME STATEMENT INFORMATION
  Allfigures in USD
                                 1/1-6/30      1/1-6/30      2nd Qtr.      2nd Qtr.      All
                                   2002          2001         2002          2001         2001
 ---------------------------    ----------    ----------    ----------    ---------   ----------

   Revenue                        7330500     11 678940       3685500      7258087     28359568
   Ship Broker Commissions         (91631)      (92 137)       (46069)      (46069)     (184781)
   Management Fee Expense         (125000)      (125000)       (62500)      (62500)     (250000)
   Insurance Expense               (42000)       (42500)       (21000)      (17499)      (72333)
   Other Expenses                  (18356)       (10260)        (2505)      (14536)      (31406)
   Depreciation                 (3415 520)    (3415 520)    (1 707760)    (1707760)   (6831 040)
                                ----------    ----------    ----------    ---------   ----------
   Net Operating Income           3637992       7993523      1 845665      5409723     20990008
   Financial Income                 11468        108207          5326        55232       189244
   Financial Expenses             (882348)      (889556)     (451 938)     (443538)   (1 793776)
                                ----------    ----------    ----------    ---------   ----------
   Net Financial Items            (870880)     (781 349)      (446611)     (388306)   (1 604532)
                                ----------    ----------    ----------    ---------   ----------
   Net Profit                     2767113       7212174       1399054      5021417     19385476
                                ----------    ----------    ----------    ---------   ----------

   Earnings per Share                0,29          0,74          0,14         0,52         2,00
   Cash Flow per Share               0,64          1,09          0,32         0,69         2,70



The quarterly dividend paid since the commencement in 1997 has been as follows:

Period        1997    1998    1999    2000    2001    2002
----------------------------------------------------------
1st Quarter           0.40    0.32    0.34    1.41    0.36
2nd Quarter           0.41    0.32    0.45    1.19    0.34
3rd Quarter           0.32    0.35    0.67    0.72    0.33
4th Quarter   0.30    0.30    0.36    1.10    0.55
----------------------------------------------------------
Total USD     0.30    1.43    1.35    2.56    3.87
----------------------------------------------------------

Balance sheet for Nordic American Tanker Shipping Ltd per
6.30.02 and 12.31.01 (Figures in USD)

                               6.30.02       12.31.01
Vessels                      138,328,485   141,744,005
Current assets                    64,195       283,615
Cash deposits                    229,626       630,868
------------------------------------------------------

Total assets                 138,622,306   142,658,488
------------------------------------------------------

Shareholder's equity         108,592,261   112,619,822
Long term debt                30,000,000    30,000,000
Current liabilities               30,045        38,666
------------------------------------------------------

Total liabilities & equity   138,622,306   142,658,488
------------------------------------------------------

Ugland Nordic Shipping AS (UNS), domiciled in Norway and holding
10.3 % of the shares in NAT, is the manager of NAT.

                 Sandefjord, Norway, July 8, 2002

Contacts:            Herbj0rn Hansson or Niels Erik Feilberg
                     Ugland Nordic Shipping AS, Norway
                     Tel: (47)-33-42 15 00, Fax: (47)-33-42 15 45
                     Or
                     Gary J. Wolfe
                     Seward & Kissel, New York, USA
                     Tel: (1) 212-574-1223, Fax: (1) 212-480-8421

                            SIGNATURES

               Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             NORDIC AMERICAN TANKER SHIPPING LIMITED
                           (registrant)



Dated:  July 8, 2002               By:/s/ Herbjorn Hansson
                                      --------------------------
                                          Herbjorn Hansson
                                          President and
                                          Chief Executive Officer




01318.0002 #335730